Exhibit 4
MEMORANDUM


To:		The Board of Directors of LQ Corporation Inc.

From:		Seymour Holtzman

Subject:	Insider Trading

Date:		March 2, 2004

__________________________

	On or about February 25, 2004, we each received a distribution from Jim Mitarotonda of the "Insider Trading Policy for LQ Corp. Inc." which actually appears to be a document authored by Kramer Levin Naftalis & Frankel LLP ("Kramer Levin") and is hereinafter referred to as the "Insider Trading Policy." The Insider Trading Policy purports to be management's recommendation to the Board of Directors of LQ Corporation Inc. (the "Company") of policies and restrictions designed to ensure compliance with applicable law and corporate governance concerns with respect to effecting trading based on material, non-public information. Although I am still reviewing the proposed Insider Trading Policy with my own counsel and am not now in a position to vote to approve or disapprove its adoption, I certainly agree with the sentiments expressed in the Insider Trading Policy that the subject matter (and compliance with insider trading laws generally) is of paramount concerns to both the Company and each us.

	As noted in the Insider Trading Policy, "Insider trading creates potential liability for the Company itself, not just its officers and directors," including fines of up to $1 million (or three times the profit gained or loss avoided by the insider, whichever is greater).
I also concur with the view expressed in the Insider Trading Policy that the Company must take all actions necessary to "avoid the appearance of impropriety in trading the Company's securities, and therefore. . . reduce the likelihood of securities class action litigation against the Company and its insiders." The timing of our receipt of the proposed Insider Trading Policy has forced me to convey to you certain concerns which are serious and need our collective focus and attention.

	As you are aware, on or about February 24, 2004, the Company announced the terms of the settlement of its ongoing litigation with SightSound, Inc. ("SightSound"). Prior to this settlement, the Company had significant exposure with respect to this litigation and had in fact agreed to effectively reserve $7.0 million in respect thereof (i.e., $2.0 million to be applied to legal fees and expenses and $5.0 million for actual liability). Fortunately, our actual total outlay to resolve this matter was approximately $2.0 million (or less than 30% of the previously reported contingent liability) and the favorable terms of this settlement has been reflected in the significant recent increase in the Company's per share stock price. The fact that our stock price has increased by 39% (from $0.31 on February 23, 2004, the day prior to the announcement, to $0.43 on March 2, 2004) (and by approximately 48% from $0.29 on December 31, 2003 when 285,000 shares were traded by insiders to $0.43 on March 2, 2004 as described below) since the announcement of the settlement reflects the fact that the general public was unaware that such a favorable outcome was likely.

	However, since at least November 2003, I and at least one other director of the Company, Jim Mitarotonda, have known that the Company's actual liability in respect of the SoundSight litigation would be significantly less than the $7.0 million contingency amount referenced above. Both Jim and I were updated on a regular basis by the Company's outside counsel on this matter. In fact, as Jim has the preexisting relationship with this counsel, his contacts and discussions were more involved than those to which I was a party, and I would be given a summary of such counsel's discussion with Jim.

	As you are all also aware, at our last meeting, a proposal was made by certain members of our Board regarding a possible business combination (the "Merger Proposal") with musicmaker.com, Inc. ("MMCo"). Obviously, this proposal was the product of considerable prior deliberations and agreements among these directors and, since such directors collectively constitute a majority of the board of directors of both the Company and MMCo, they were clearly of the belief that they could cause such a business combination to occur. I also call to your attention that our February 19, 2004 Board meeting at which the Merger Proposal was first revealed to the minority directors was a postponement of a Board meeting that was to originally have occurred on January 27, 2004. I believe this fact is significant because of the substantial likelihood that the Merger Proposal was discussed and agreed to by the same three directors at a much earlier date which may indicate some degree of complicity.

	The Insider Trading Policy notes that it is not possible to define all categories of material information, but does note that the following are "per se" examples of material information:

	"?	Positive or negative development in outstanding litigation"

	"?	News of a pending or proposed merger or other acquisition"

	Thus, according to the Insider Trading Policy (and common sense), events such as the settlement of the SightSound litigation and the Merger Proposal involve material information. Moreover, the "run up" in our stock price following the announcement of the SightSound litigation underscores how material this type of information is to the Company's stock price.

	I have attached hereto some publicly available information concerning trading in the Company's common stock and ask that you consider such trading information in light of the availability to certain directors and their associates of certain material non-public information. The list includes some names as to which not everyone may be familiar. To my knowledge, the "Ramius" entities both execute trades for Barington Capital and invest on a "side-by-side" basis for their own house account under two entities (one of which is RCG Ambrose). Because Ramius execute orders for Barington, there are daily discussions that Ramius has with Jim Mitarotonda. In fact, Barington and Ramius are joint Schedule 13D filers. Lloyd Miller is a known associate of Jim Mitarotonda and serves on at least one public company board with Jim. As noted in the Insider Trading Policy, "tipping" others as to material, non-public information is also illegal.

	Now, I want to be very clear here about what I am saying and what I am not saying. I am not accusing anyone of insider trading. It is not appropriate for any of us to speculate on what motivated the trading activity which I referenced above. However, as noted in the Insider Trading Policy, the Company and its directors must "avoid the appearance of impropriety in trading in the Company's securities." Moreover, given the significant exposure to the Company if insider trading has occurred, we have a fiduciary duty to ascertain the actual facts and take appropriate action (if any) based upon a full and fair investigation thereof.

	I am therefore recommending that the Board immediately hold a special telephonic meeting and take action to retain special outside counsel to investigate the matters noted above and report back to the Board as soon as practicable with findings of fact and, if warranted, recommendations of appropriate remedial actions. I believe that we should select outside counsel other than Kramer Levin. It is not my intention to impugn the integrity of that firm in any way. However, the reality is that certain members of that firm have prior existing relationships with members of this Board (including me). Moreover, it may very well be that Kramer Levin has knowledge of relevant facts pertinent to the investigation (for example, certain members of Kramer Levin may have been consulted concerning the Merger Proposal and the timing of any such consultation may be critical to the investigation).

	Prior to the resolution of the investigation which I believe we must immediately initiate, I would also recommend that we postpone any consideration of the Merger Proposal. I do not make this recommendation easily. Although I have very strong views as to the wisdom of this Merger Proposal, I do not believe it can fairly be evaluated with this "cloud" over us. More importantly, given the concerns about possible insider trading, certain directors may have a personal stake in the Merger Proposal or the timing thereof. For example, it may be in the personal best interests of certain directors to propose structuring the Merger Proposal in a way designed to minimize potential
Section 16(b) "shortswing" disgorgement liability as opposed to whatever structure is otherwise optimal to the Company. At the very least, I would think it prudent and consistent with current corporate governance "best practices" that Jim Mitarotonda recuse himself from voting with respect to these matters.

	I want to be very clear as to my "personal agenda" here. I want to ensure that we exercise our fiduciary duty to the stockholders of the Company with the greatest degree of care. As each of you know, I have a very visible role as a shareholder activist. It would be personally devastating for me to serve as a director of a public company where certain improprieties may have occurred and simply do nothing. I have spent considerable political and economic capital denouncing directors of this type and I do not want to become one now myself.

	I think now is the time for all of us to call on our sense of professionalism and endeavor to do our level best for the benefit of the Company.


  	It is unclear to me how the Insider Trading Policy could reflect management's recommendation to the Board of Directors when it was never discussed with me in my capacity as co-CEO of the Company.

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